

Mail Stop 3720

June 1, 2010

Ralph G. D'Ambrosio
Vice President and Chief Financial Officer
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, NY 10016

RE: **L-3 Communications Holdings, Inc.**
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
And documents incorporated therein by reference
File No. 333-46983

Dear Mr. D'Ambrosio:

We have completed our review of your and have no further comments at this time.

Sincerely,
/s Robert Bartelmes

Larry Spirgel
Assistant Director